# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Exicure, Inc., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 Seaport Court, Suite 102, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002046701
Persons authorized to receive notices and communications: Andy Yoo, CEO, Exicure HiTron Inc., 99-13 Masan-Gil, Miyang-Myeon, Anseong-si, Gyeonggi-do, Korea Republic Of (M5), 17601, 82-106-220-2280; Jeongseok Jay Yu, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Daniel S. Clevenger, Esq., Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- Exicure HiTron Inc. (CIK 0002046701): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 3,333,333; shared voting power 0; sole dispositive power 3,333,333; shared dispositive power 0; aggregate amount beneficially owned 3,333,333 (52.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Exicure, Inc.
Address of issuer's principal executive offices: 400 Seaport Court, Suite 102, Redwood City, California (CA), 94063
Comment:
This Amendment No. 2 (this "Amendment") to the statement on Schedule 13D with respect to beneficial ownership of shares of common stock, par value $0.0001 per share (the "Shares"), of Exicure, Inc., a Delaware corporation (the "Issuer"), filed by Exicure HiTron Inc. (f/k/a HiTron Systems Inc.), a South Korean corporation (the "Reporting Person"), amends and supplements the beneficial ownership statement on Schedule 13D originally filed on November 29, 2024, as amended by Amendment No. 1 to the statement on Schedule 13D filed on March 26, 2025 (such Schedule 13D and amendment, the "Original Statement"), as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement. Except as specifically amended by this Amendment, items in the Original Statement are unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby supplemented by adding the following paragraph after Paragraph 6 of Item 4 of the Original Statement:

On September 8, 2025, each of Ho Jung John, Chang Keun Choi, Sangwook Song and Minwoo Kang resigned from the Issuer Board, and, following nomination by the Reporting Person, the Issuer Board appointed each of Sangjin Yeo and Aejin Hwang to serve as members of the Issuer Board, following which a majority of the Issuer Board continues to be composed of nominees of the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Statement is hereby amended and restated as follows:

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Person's cover page to this Statement, is based on a total of 6,317,793 shares of Common Stock, which represents the number of shares of Common Stock reported as outstanding on August 5, 2025 in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2025. All of the share numbers reported below, and on the Reporting Person's cover page to this Statement, are as of September 18, 2025. The cover page to this Amendment is incorporated by reference in its entirety into this Item 5.

The Reporting Person is the beneficial owner of a total of 3,333,333 shares of Common Stock, representing approximately 52.8% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Statemet is hereby amended and restated as follows:

Other than as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Shares during the 60 days prior to the date of this filing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby supplemented as follows:

On September 18, 2025, the Reporting Person entered into Share Pledge Agreements (the "Pledge Agreements") with each of Sangsangin Plus Savings Bank Co., Ltd. and Sangsangin Investment & Securities Co., Ltd. (the "Creditors") in connection with the Reporting Person's issuance of convertible bonds in a private placement to the Creditors pursuant to a 28th Bearer Coupon Unsecured Convertible Bond (Private Placement) Subscription Agreement (the "Subscription Agreement"). As security for its obligations under the Pledge Agreements, the Reporting Person pledged a total of 1,600,000 Shares (the "Pledged Securities") to the Creditors. All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities remain with the Reporting Person unless an event of default under the Pledge Agreements has occurred. Upon the occurrence of an event of default, the Creditors may, among other things, exercise their rights to enforce their security rights or take any other measures or exercise any rights available under the Subscription Agreement, the Pledge Agreements, or applicable laws and regulations.

## Signatures
- Exicure HiTron Inc.: /s/ Andy Yoo, Andy Yoo, Chief Executive Officer (09/22/2025)